

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. DE C.V.
Lago Zurich 245, Plaza Carso / Edificio Telcel
Colonia Ampliación Granada, Miguel Hidalgo, 11529
Mexico City, Mexico

      Re: América Móvil, S.A.B. DE C.V.
          Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023
          File No.001-16269

Dear Carlos José García Moreno Elizondo:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Manuel Silva